

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Via U.S. Mail and Facsimile (212/202-4948)

Mail Stop 4631

February 24, 2010

Adam Borak
Chief Financial Officer
Epoch Holding Corporation
640 Fifth Avenue
New York, New York 10019

> **Re:** **Epoch Holding Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 14, 2009**
> **File No. 001-09728**

Dear Mr. Borak:

We have completed our review of your Form 10-K for the fiscal year ended June 30, 2009 and related filings and have no further comments at this time.

Sincerely,

Pamela Long
Assistant Director